Exhibit 22.1
Subsidiary Issuer of Guaranteed Securities
As of September 30, 2020, Chevron Corporation (Parent Guarantor) was the sole guarantor of the following unsecured notes issued by Chevron U.S.A. Inc. (Subsidiary Issuer), a Pennsylvania corporation and wholly-owned subsidiary of Parent Guarantor:
Floating rate notes due 2022
0.333% notes due 2022
Floating rate notes due 2023
0.426% notes due 2023
0.687% notes due 2025
1.018% notes due 2027
2.343% notes due 2050